December 12, 2008
Via EDGAR
Securities and Exchange Commission
Division of Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	INX Inc. Form S-3 Filed December 12, 2008 File No. 333-156113 (the “Registration Statement”)
Dear Ladies and Gentlemen:
     INX Inc. hereby requests acceleration of the effective date of the Registration Statement to 5:00 p.m. Eastern Standard Time on Tuesday, December 16, 2008, or as soon thereafter as is practicable. In connection therewith, INX Inc. acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve INX Inc. from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	INX Inc. may not assert staff comments or the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please acknowledge receipt and confirm that the requested accelerated date for effectiveness of the Registration Statement is acceptable. Please feel free to call me at 713-795-2303 if you have any questions.

Sincerely, INX Inc.
/s/ Brian Fontana
Name:	Brian Fontana
Title:	Vice President and CFO